Exhibit 21.1
List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Radisys Systems Equipment Trading (Shanghai) Co. Ltd.	China
Radisys (Malaysia) Sdn. Bhd.	Malaysia
Radisys Canada ULC	Canada
Radisys UK Limited	United Kingdom
Radisys Convedia (Ireland) Limited	Ireland
Radisys GmbH	Germany
Radisys B.V.	Netherlands
Radisys Korea Ltd.	South Korea
Radisys Poland sp. z o.o	Poland
Radisys India Private Limited	India
Radisys Technologies (Shenzhen) Co., Ltd.	China
Radisys Spain S.L.U.	Spain
Radisys International Singapore PTE. Ltd.	Singapore
Radisys Cayman Limited	Cayman Islands
Radisys International LLC	United States